**IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK**

Paul Andrus and Ronald Berresford, individually and as representatives of a class of similarly situated persons, and on behalf of the New York Life Agents Progress-Sharing Investment Plan and the New York Life Insurance Company Employee Progress-Sharing Investment Plan, Plaintiffs, v. New York Life Insurance Company, New York Life Investment Management LLC, New York Life Investment Management Holdings LLC, Cornerstone Capital Management Holdings LLC, Cornerstone Capital Management LLC, Board of Trustees of the New York Life Agents Progress-Sharing Investment Plan, Board of Trustees of the New York Life Insurance Company Employee Progress-Sharing Plan, Maria J. Mauceri, Barry A Schub, John Y. Kim, Arthur H. Seter, Drew E. Lawton, Michael M. Oleske, Robert J. Hynes, and Johns Does 1–30, Defendants.	Case No. **CLASS ACTION COMPLAINT**

NATURE OF THE ACTION

1.   Plaintiffs Paul Andrus ("Andrus") and Ronald Berresford ("Berresford") (together, "Plaintiffs"), individually and as representatives of the class described herein, and on behalf of the New York Life Agents Progress-Sharing Plan (the "Agents Plan") and the New York Life Insurance Company Employee Progress-Sharing Plan (the "Employee Plan") (together, the "Plans"), bring this action under the Employee Retirement Income Security Act of 1974, as amended, 29 U.S.C. § 1001, *et seq.* ("ERISA"), against the Plans' fiduciaries and other persons who profited from the improvident retention of the MainStay S&P 500 Index Fund as a designated investment alternative within the Plans ("Defendants"). As described herein,

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Defendants breached their fiduciary duties—or improperly benefited from the fiduciary breaches of others—to the detriment of the Plans and their participants and beneficiaries. Plaintiffs bring this action to remedy Defendants' unlawful conduct and obtain equitable and other relief as provided by ERISA.

PRELIMINARY STATEMENT

2.   ERISA imposes strict fiduciary duties of loyalty and prudence upon employers and other fiduciaries. 29 U.S.C. § 1104(a)(1). ERISA's fiduciary duties are "the highest known to the law." *LaScala v. Scrufari*, 479 F.3d 213, 219 (2d Cir. 2007) (quoting *Donovan v. Bierwirth*, 680 F.2d 263, 272 n.8 (2d Cir. 1982)). Fiduciaries must act "solely in the interest of the participants and beneficiaries" and "with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use." 29 U.S.C. § 1104(a)(1).

3.   The MainStay line of mutual funds is owned and operated by Defendant New York Life Insurance Company and its subsidiaries (collectively, "New York Life"), and each fund charges fees and expenses for the operation of MainStay Funds. From 2010 to 2016, the Plans' fiduciaries did not act in the best interests of the Plans and their participants. Instead, the Plans' fiduciaries took advantage of the opportunity to promote New York Life's financial interests by using the Plans to promote MainStay mutual funds.

4.   The MainStay S&P 500 Index Fund is designed to mimic the performance of the S&P 500 Index, an index of 500 large company domestic equities weighted based upon each company's market capitalization. Since 2010, the Plans' fiduciaries retained the MainStay S&P 500 Index Fund as a designated investment alternative in the Plans, even though far less expensive S&P 500 index alternatives were available. From 2010 to the present, the MainStay

S&P 500 Index Fund has had annual costs of 35 bps, or 0.35% per year, more than **seventeen times higher** than the Vanguard Institutional Index Fund, the S&P 500 index fund offered by Vanguard with annual expenses of only 2 bps, or 0.02% per year. Similarly, the Plans could have invested in the SSgA S&P 500 Index, a collective trust offered by State Street that would have cost less than 4 bps. By retaining the MainStay S&P 500 Index Fund in furtherance of the financial interests of New York Life, the Plans' fiduciaries cost the Plans' participants millions of dollars in excess fees.

5.   A prudent fiduciary managing the Plans in a process that was not tainted by self-interest would have removed the MainStay S&P 500 Index Fund from the Plans. By retaining the MainStay S&P 500 Index Fund in order to further the financial interests of New York Life, and failing to investigate the availability of lower-cost alternatives in the marketplace, the Plans' fiduciaries have breached their twin duties of loyalty and prudence.

6.   The conduct of other prudent fiduciaries highlights the Plans' fiduciaries' disloyal and imprudent conduct. As of the end of 2014, among the more than 750 defined contribution plans with over $1 billion in assets, *no large defined contribution plan other than the Plans* (with aggregate assets of over $2 billion at all relevant times) *offered the MainStay S&P 500 Index Fund*. In contrast, over 250 plans with over $1 billion in assets offered the Vanguard Institutional Index Fund, and at least 70 plans offered the S&P 500 index collective trust product offered by State Street.

7.   Based on these actions and omissions of Defendants, Plaintiffs assert claims against Defendants for breach of the fiduciary duties of loyalty and prudence (Count One), failure to monitor fiduciaries (Count Two), and equitable restitution of ill-gotten proceeds (Count Three).

JURISDICTION AND VENUE

8.   Plaintiffs bring this action pursuant to 29 U.S.C. § 1132(a)(2) and (3), which provide that participants in an employee retirement plan may pursue a civil action on behalf of the plan to remedy breaches of fiduciary duties and other prohibited conduct, and to obtain monetary and appropriate equitable relief as set forth in 29 U.S.C. §§ 1109 and 1132.

9.   This case presents a federal question under ERISA, and therefore this Court has subject matter jurisdiction pursuant to 28 U.S.C. § 1331 and 29 U.S.C. § 1132(e)(1).

10.   Venue is proper pursuant to 29 U.S.C. § 1132(e)(2) and 28 U.S.C. § 1391(b) because this is the district where the plan is administered, where the breaches of fiduciary duties giving rise to this action occurred, and where Defendants may be found.

THE PARTIES

PLAINTIFFS

11.   Plaintiff Andrus resides in Fremont, California, and is a current participant in the Agents Plan. Since July 2010, Andrus has been invested in the MainStay S&P 500 Index Fund, and as a result, has suffered financial harm as described herein. Defendant New York Life Insurance Company and the affiliated entities named as Defendants herein have likewise been unjustly enriched by Andrus' investment in the MainStay S&P 500 Index Fund.   These Defendants would not have been enriched had the Agents Plan been managed in compliance with ERISA.

12.   Plaintiff Berresford resides in New York City, and is a current participant in the Employee Plan. Since 2010, Berresford has at various times been invested in the Mainstay S&P 500 Index Fund, and as a result, has suffered financial harm as described herein. Defendant New York Life Insurance Company and the affiliated entities named as Defendants herein have likewise been unjustly enriched by Berresford's investment in the MainStay S&P 500 Index

Fund. These Defendants would not have been enriched had the Employee Plan been managed in compliance with ERISA.

THE PLANS

13.   The Employee Plan was established on January 1, 1969, and the Agents Plan was established on January 1, 1986.

14.   Between 2010 and the present, the Agents Plan had approximately 12,000 to 13,000 participants, and the Employee Plan had approximately 12,000 to 14,000 participants.

15.   Together, the Plans make up the New York Life Progress-Sharing Investment Program (the "Program").

16.   The Plans are "employee pension benefit plan[s]" within the meaning of 29 U.S.C. § 1002(2)(A) and "defined contribution plan[s]" within the meaning of 29 U.S.C. § 1002(34).

17.   The Plans are qualified plans under 26 U.S.C. § 401 and are commonly referred to as "401(k) plans."

18.   The Plans cover all eligible employees and agents of Defendant New York Life Insurance Company and its subsidiaries and affiliates that adopted the Plans.

19.   Under the rules for defined contribution and 401(k) plans, eligible employees and agents may invest one or more percent of their earnings on a pre-tax basis toward retirement by making contributions to the Plans, subject to annual limits determined by the Internal Revenue Service (IRS). Participants may also make post-tax contributions, and Defendant New York Life Insurance Company may match participants' total contributions, subject to Program and IRS limits or exclusions.

20.   All contributions are held in trust and invested in one or more of the designated investment alternatives available under the Plans.   Defendant New York Life Insurance

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Company appoints trustees to select and oversee the Plans' designated investment alternatives.

Participants in a defined-contribution plan are limited in their investment choices to a lineup of

options offered by their plan. *See* Investment Company Institute, A Close Look at 401(k) Plans,

at 9 (Dec. 2014), *available at* https://www.ici.org/pdf/ppr_14_dcplan_profile_401k.pdf

(hereinafter "ICI Study").   Because the Plans' trustees determine the investment options

available, the investment lineup maintained by the Plans' trustees is critical to participants'

investment results, and ultimately, the retirement benefits they receive.

21.   The Employee Plan has held between 1.7 and 2.5 billion dollars in assets during

the relevant time period, while the Agents Plan held between 410 and 590 million dollars in

assets during the same period. Throughout the relevant period, the two plans have offered

identical designated investment alternatives. Further, because the Plans are part of a common

retirement program with common administration and oversight, the Plans' trustees have had the

effective ability to negotiate management fees, share classes, and other terms based on the

aggregate amount available for investment from the Plans combined.


DEFENDANTS


New York Life Insurance Company

22.   Defendant New York Life Insurance Company ("NYLIC") is a mutual insurance

company licensed by the New York Department of Financial Services and based in New York,

New York.

23.   NYLIC is the "sponsor" of the Plans within the meaning of 29 U.S.C. §

1002(16)(B). NYLIC is the named sponsor in United States Department of Labor (DOL) filings

by the Plans, and is responsible for offering participation in the Plans to its subsidiaries and

affiliates.

24.   NYLIC appoints the administrator of the Plans responsible for all aspects of


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managing, interpreting, and implementing the Plans and their governing documents, including delegation of such responsibilities as the administrator deems appropriate. NYLIC also has the power to replace the administrator.

25.   NYLIC appoints trustees to act on behalf of the Plans by pursuing investment objectives for the Plans, including exercising their discretion to select and oversee the investment options available under the Plans. NYLIC also has the power to replace the Plans' trustees, limit their authority, or amend the mechanisms through which they operate.

26.   By virtue of NYLIC's various powers and duties, NYLIC exercises discretionary authority and discretionary control respecting management of the Plans, as well as discretionary authority and responsibility with respect to the administration of the Plans, and is therefore a fiduciary under 29 U.S.C. § 1002(21)(A)(i),(iii). *See Liss v. Smith*, 991 F. Supp. 278, 310 (S.D.N.Y. 1998) ("It is by now well-established that the power to appoint plan trustees confers fiduciary status."); *Solis v. Plan Ben. Services, Inc.*, 620 F. Supp. 2d 131, 143 (D. Mass. 2009) ("The argument that a duty to remove a trustee carries with it a concomitant duty to engage in oversight of a trustee is both persuasive and supported by case law.")

27.   As set forth *infra*, the Mainstay line of mutual funds is owned and operated by NYLIC and its subsidiaries. Based on this ownership interest, NYLIC has received fees and expenses from the Plans' investment in the MainStay S&P 500 Index Fund.

28.   During the relevant time, as set forth *infra*, the administrator and trustees of the Plans have simultaneously served in executive management positions with NYLIC. Through these employees, NYLIC had knowledge of the imprudence of the Plans' investment in the MainStay S&P 500 Index Fund and NYLIC's concomitant receipt of fees and expenses from the Plans.

29.   NYLIC is also a participating employer in the Plans with knowledge regarding the retention of the Mainstay S&P 500 Fund as a designated investment alternative, as well as knowledge of its own fiduciary status and the fiduciary status of the trustees.

30.   NYLIC at all times had actual and constructive knowledge that the fees and expenses it was receiving from the Plans' investment in the MainStay S&P 500 Index Fund were a result of the Plans' fiduciaries' breaches of their fiduciary duties. NYLIC is therefore subject to appropriate relief under 29 U.S.C. §§ 1109(a) and 1132(a)(3).

New York Life Investment Management LLC

31.   Defendant New York Life Investment Management LLC ("NYLIM") is a limited liability company organized under the laws of the State of Delaware.

32.   NYLIM is an indirect wholly-owned subsidiary of NYLIC.

33.   NYLIM does business under the names New York Life Investments, MainStay Investments, and MainStay Funds.

34.   Beginning prior to 2010 and continuing to the present, NYLIM has served as the investment manager for the MainStay S&P 500 Index Fund.

35.   As investment manager, NYLIM received fees and expenses collected from the Plans' investment in the MainStay S&P 500 Index Fund.

36.   During the relevant time, as set forth *infra*, trustees of the Plans duly-appointed by NYLIC have simultaneously served in executive management positions with NYLIM. Through these employees, NYLIM had knowledge of the imprudence of the Plans' retention of the MainStay S&P 500 Index Fund and NYLIM's concomitant collection of fees and expenses from the Plans. Also, through its role as the investment manager of the MainStay S&P 500 Index Fund, NYLIM had knowledge of the availability within the marketplace of prudent mutual fund

and collective trust alternatives to the MainStay S&P 500 Index Fund such as the Vanguard Institutional Index Fund and the SSgA S&P 500 Index collective trust.

37.   NYLIM is also a participating employer in the Plans with knowledge regarding the retention of the Mainstay S&P 500 Fund as a designated investment alternative and knowledge of the fiduciary status of the Plans' fiduciaries.

38.   NYLIM at all times had actual and constructive knowledge that the fees and expenses it was receiving from the Plans' investment in the MainStay S&P 500 Index Fund were a result of the Plans' fiduciaries' breaches of their fiduciary duties. NYLIM is therefore subject to appropriate relief under 29 U.S.C. §§ 1109(a) and 1132(a)(3).

New York Life Investment Management Holdings LLC

39.   Defendant New York Life Investment Management Holdings LLC ("NYLIMH") is a limited liability company organized under the laws of the State of Delaware.

40.   NYLIMH is a direct wholly-owned subsidiary of NYLIC.

41.   At all relevant times, NYLIMH has been the sole member of NYLIM.

42.   Based on its ownership of NYLIM and its ownership interest in other Defendants as described herein, NYLIMH received fees and expenses collected from the Plans' improvident investment in the MainStay S&P 500 Index Fund.

43.   During the relevant time, as set forth *infra*, trustees of the Plans duly-appointed by NYLIC have simultaneously served in executive management positions with NYLIMH. Through these employees, NYLIMH had knowledge of the imprudence of the Plans' retention of the MainStay S&P 500 Index Fund and NYLIMH's concomitant receipt of fees and expenses from the Plans. Further, as the sole member of NYLIM, NYLIMH had knowledge of the availability within the marketplace of prudent alternatives to the MainStay S&P 500 Index Fund,

including the Vanguard Institutional Index Fund and the SSgA S&P 500 Index collective trust.

44.   NYLIMH is also a participating employer in the Plans with knowledge regarding the retention of the Mainstay S&P 500 Fund as a designated investment alternative and knowledge of the fiduciary status of the Plans' fiduciaries.

45.   NYLIMH at all times had actual and constructive knowledge that the fees and expenses it was receiving from the Plans' investment in the MainStay S&P 500 Index Fund were a result of the Plans' fiduciaries' breaches of their fiduciary duties.   NYLIMH is therefore subject to appropriate relief under 29 U.S.C. §§ 1109(a) and 1132(a)(3).

Cornerstone Capital Management Holdings LLC

46.   Defendant Cornerstone Capital Management Holdings LLC f/k/a Madison Square Investors LLC ("CCMH") is a limited liability company organized under the laws of the State of Delaware.

47.   CCMH is an indirect wholly-owned subsidiary of NYLIC.

48.   NYLIMH is the sole member of CCMH.

49.   During the relevant time, CCMH, pursuant to one or more contracts with NYLIC and NYLIM, has served as subadvisor for the MainStay S&P 500 Index Fund.

50.   As subadvisor, CCMH received fees and expenses collected from the Plans' improvident investment in the MainStay S&P 500 Index Fund.

51.   During the relevant time, as set forth *infra*, trustees of the Plans duly-appointed by NYLIC have simultaneously served in executive management positions with CCMH. Through these employees, CCMH had knowledge of the imprudence of the Plans' retention of the MainStay S&P 500 Index Fund and CCMH's concomitant receipt of fees and expenses from the Plans.   Further, through its role as subadvisor of the MainStay S&P 500 Index Fund, CCMH had

knowledge of the availability within the marketplace of prudent alternatives to the MainStay

S&P 500 Index Fund, including the Vanguard Institutional Index Fund and the SSgA S&P 500

Index collective trust.

52.   CCMH is also a participating employer in the Plans with knowledge regarding the

retention of the Mainstay S&P 500 Fund as a designated investment alternative within the Plans

and knowledge of the fiduciary status of the Plans' fiduciaries.

53.   CCMH at all times had actual and constructive knowledge that the fees and

expenses it was receiving from the Plans' investment in the MainStay S&P 500 Index Fund were

a result of the Plans' fiduciaries' breaches of their fiduciary duties. CCMH is therefore subject

to appropriate relief under 29 U.S.C. §§ 1109(a) and 1132(a)(3).

Cornerstone Capital Management LLC

54.   Defendant Cornerstone Capital Management LLC ("CCM") is a limited liability

company organized under the laws of the State of Delaware.

55.   CCM is an indirect partially-owned subsidiary of NYLIC.

56.   CCMH is the controlling member of CCM.

57.   During the relevant time, CCM worked closely with CCMH and performed some

of the same subadvisory duties for the MainStay S&P 500 Index Fund as CCMH.

58.   Based on its performance of these subadvisory services, CCM received fees and

expenses collected from the Plans' improvident investment in the MainStay S&P 500 Index

Fund.

59.   Based on its control by CCMH, its close working relationship with CCMH, its

performance of some of the same subadvisory duties as CCMH, and CCMH's knowledge of the

imprudence of the Plans' retention of the MainStay S&P 500 Index Fund, CCM had the same knowledge as CCMH, including knowledge that the fees and expenses it received from the

Plans' investment in the MainStay S&P 500 Index Fund were the direct result of the Plans'

fiduciaries' breaches of their fiduciary duties.

60.   CCM at all times had actual and constructive knowledge that the fees and

expenses it was receiving from the Plans' investment in the MainStay S&P 500 Index Fund were

a result of the Plans' fiduciaries' breaches of their fiduciary duties. CCM is therefore subject to

appropriate relief under 29 U.S.C. §§ 1109(a) and 1132(a)(3).

Board of Trustees of the New York Life Agents Progress-Sharing Investment Plan

61.   Defendant Board of Trustees of the New York Life Agents Progress-Sharing

Investment Plan (the "Agents Plan Board") is the collection of individual trustees appointed by

NYLIC to select and oversee investment options available under the Agents Plan.

62.   During the relevant time, the Agents Plan Board, as created by NYLIC and acting

upon NYLIC's authority through its constituent trustee-members, had discretion to select and

oversee the investment options available under the Agents Plan. Through this authority, the

Agents Plan Board had the ability to manage and dispose of the assets of the Agents Plan, to hire

and monitor the performance of investment managers for the Agents Plan, and to exercise overall

control of the Agents Plan and its assets. Operating pursuant to its authority during the relevant

time, the Agents Plan Board was responsible for the Agents Plan's retention of the MainStay

S&P 500 Index Fund.

63.   By virtue of the Agents Plan Board's various powers and responsibilities, the

Agents Plan Board exercises discretionary authority and discretionary control respecting

management of the Agents Plan and disposition of the Agents Plans' assets and is therefore a

fiduciary under 29 U.S.C. § 1002(21)(A)(i).

64.   The Agents Plan Board exercised its powers and duties in New York, New York.

65.   For its breaches of its fiduciary duties, the Agents Plan Board is subject to appropriate relief under 29 U.S.C. §§ 1109(a) and 1132(a)(3).

Board of Trustees of the New York Life Insurance Company Employee Progress-Sharing Investment Plan

66.   Defendant Board of Trustees of the New York Life Insurance Company Employee Progress-Sharing Investment Plan (the "Employee Plan Board") is the collection of individual trustees appointed by NYLIC to select and oversee investment options available under the Employee Plan.

67.   During the relevant time, the Employee Plan Board, as created by NYLIC and acting upon NYLIC's authority through its constituent trustee-members, had discretion to select and oversee the investment options available under the Employee Plan. Through this authority, the Employee Plan Board had the ability to manage and dispose of the assets of the Employee Plan, to hire and monitor the performance of investment managers for the Employee Plan, and to exercise overall control of the Employee Plan and its assets. Operating pursuant to its authority during the relevant time, the Employee Plan Board was responsible for the Employee Plan's retention of the MainStay S&P 500 Index Fund.

68.   By virtue of the Employee Plan Board's various powers and responsibilities, the Employee Plan Board exercises discretionary authority and discretionary control respecting management of the Employee Plan and disposition of the Employee Plans' assets and is therefore a fiduciary under 29 U.S.C. § 1002(21)(A)(i).

69.   The Employee Plan Board exercised its powers and duties in New York, New York.

70.   For its breaches of its fiduciary duties, the Employee Plan Board is subject to appropriate relief under 29 U.S.C. §§ 1109(a) and 1132(a)(3).

Maria J. Mauceri

71.   Defendant Maria J. Mauceri ("Mauceri") is a natural person.

72.   Mauceri has served as a Vice President and actuary for NYLIC.

73.   Beginning prior to 2010 and continuing to the present, Mauceri has been the administrator of the Plans duly-appointed by NYLIC.

74.   As the administrator of the Plans, Mauceri has had discretionary authority concerning all aspects of operation and administration of the Plans. Mauceri likewise had had the authority to delegate duties relating to the Plans and the oversee performance of duties delegated.

75.   By virtue of Mauceri's various powers and duties, Mauceri is a fiduciary pursuant to 29 U.S.C. §§ 1002(21)(A) and 1102(a), and 29 C.F.R. § 2509.75-8 at D-3.

76.   Mauceri exercised her powers and duties in New York, New York.

77.   For her breaches of her fiduciary duties, Mauceri is subject to appropriate relief under 29 U.S.C. §§ 1109(a) and 1132(a)(3).

Barry A. Schub

78.   Defendant Barry A. Schub ("Schub") is a natural person.

79.   Schub has served in various executive management positions with NYLIC and its subsidiaries.

80.   During the relevant time, Schub served as Senior Vice President of NYLIC and was a duly-appointed trustee of the Plans, serving as Chairperson of the Agents Plan Board and the Employee Plan Board.

81.   Simultaneous to service as a trustee and chairperson of the Plans and performance of his executive management role with NYLIC, Schub also served as an executive manager for NYLIM.

82.   As a trustee and chairperson of the Plans, Schub had discretion to select and oversee investment options available under the Plans, to dispose of the assets of the Plans, to hire and monitor the performance of investment managers for the Plans, and to exercise overall control of the Plans and their assets.

83.   By virtue of Schub's various powers and duties, Schub is a fiduciary pursuant to 29 U.S.C. §§ 1002(21)(A) and 1102(a), and 29 C.F.R. § 2509.75-8 at D-3.

84.   Schub exercised his powers and duties in New York, New York.

85.   For his breaches of his fiduciary duties, Schub is subject to appropriate relief under 29 U.S.C. §§ 1109(a) and 1132(a)(3).

John Y. Kim

86.   Defendant John Y. Kim ("Kim") is a natural person.

87.   Kim has served in various executive management positions with NYLIC and its subsidiaries.

88.   During the relevant time, Kim served as President, Executive Vice President, and Chief Investment Officer of NYLIC, and was a duly-appointed trustee of the Plans.

89.   Simultaneous to service as a trustee of the Plans and performance of executive management roles with NYLIC, Kim also served as an executive manager for NYLIM, NYLIMH, and CCMH.

90.   As a trustee of the Plans, Kim had discretion to select and oversee investment options available under the Plans, to dispose of the assets of the Plans, to hire and monitor the

performance of investment managers for the Plans, and to exercise overall control of the Plans and their assets.

91.   By virtue of Kim's various powers and duties, Kim is a fiduciary pursuant to 29 U.S.C. §§ 1002(21)(A) and 1102(a), and 29 C.F.R. § 2509.75-8 at D-3.

92.   Kim exercised his powers and duties in New York, New York.

93.   For his breaches of his fiduciary duties, Kim is subject to appropriate relief under 29 U.S.C. §§ 1109(a) and 1132(a)(3).

Arthur H. Seter

94.   Defendant Arthur H. Seter ("Seter") is a natural person.

95.   Seter has served in various executive management positions with NYLIC and its subsidiaries.

96.   During the relevant time, Seter served as Senior Vice President and Deputy Chief Investment Officer of NYLIC and was a duly-appointed trustee of the Plans.

97.   Simultaneous to service as a trustee of the Plans and performance of executive management roles with NYLIC, Seter also served as an executive manager for NYLIM, NYLIMH, and CCMH.

98.   As a trustee of the Plans, Seter had discretion to select and oversee investment options available under the Plans, to dispose of the assets of the Plans, to hire and monitor the performance of investment managers for the Plans, and to exercise overall control of the Plans and their assets.

99.   By virtue of Seter's various powers and duties, Seter is a fiduciary pursuant to 29 U.S.C. §§ 1002(21)(A) and 1102(a), and 29 C.F.R. § 2509.75-8 at D-3.

100.   Seter exercised his powers and duties in New York, New York.

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101.   For his breaches of his fiduciary duties, Seter is subject to appropriate relief under 29 U.S.C. §§ 1109(a) and 1132(a)(3).

Drew E. Lawton

102.   Defendant Drew E. Lawton ("Lawton") is a natural person.

103.   Lawton has served in various executive management positions with NYLIC and its subsidiaries.

104.   During the relevant time, Lawton served as Senior Managing Director of NYLIC and was a duly-appointed trustee of the Plans.

105.   Simultaneous to service as a trustee of the Plans and performance of executive management roles with NYLIC, Lawton also served as an executive manager for NYLIM, NYLIMH, and CCMH.

106.   As a trustee of the Plans, Lawton had discretion to select and oversee investment options available under the Plans, to dispose of the assets of the Plans, to hire and monitor the performance of investment managers for the Plans, and to exercise overall control of the Plans and their assets.

107.   By virtue of Lawton's various powers and duties, Lawton is a fiduciary pursuant to 29 U.S.C. §§ 1002(21)(A) and 1102(a), and 29 C.F.R. § 2509.75-8 at D-3.

108.   Lawton exercised his powers and duties in New York, New York.

109.   For his breaches of his fiduciary duties, Lawton is subject to appropriate relief under 29 U.S.C. §§ 1109(a) and 1132(a)(3).

Michael M. Oleske

110.   Defendant Michael M. Oleske ("Oleske") is a natural person.

111.   Oleske has served as a Senior Vice President and Deputy General Counsel and Chief Counsel for NYLIC.

112.   During the relevant time, Oleske was a duly-appointed trustee of the Plans.

113.   As a trustee of the Plans, Oleske had discretion to select and oversee investment options available under the Plans, to dispose of the assets of the Plans, to hire and monitor the performance of investment managers for the Plans, and to exercise overall control of the Plans and their assets.

114.   By virtue of Oleske's various powers and duties, Oleske is a fiduciary pursuant to 29 U.S.C. §§ 1002(21)(A) and 1102(a), and 29 C.F.R. § 2509.75-8 at D-3.

115.   Oleske exercised his powers and duties in New York, New York.

116.   For his breaches of his fiduciary duties, Oleske is subject to appropriate relief under 29 U.S.C. §§ 1109(a) and 1132(a)(3).

Robert J. Hynes

117.   Defendant Robert J. Hynes ("Hynes") is a natural person.

118.   Hynes has served as a Vice President and actuary for NYLIC.

119.   During the relevant time, Hynes was a duly-appointed trustee of the Plans.

120.   As a trustee of the Plans, Hynes had discretion to select and oversee investment options available under the Plans, to dispose of the assets of the Plans, to hire and monitor the performance of investment managers for the Plans, and to exercise overall control of the Plans and their assets.

121.   By virtue of Hynes' various powers and duties, Hynes is a fiduciary pursuant to 29 U.S.C. §§ 1002(21)(A) and 1102(a), and 29 C.F.R. § 2509.75-8 at D-3.

122.   Hynes exercised his powers and duties in New York, New York.

123.   For his breaches of his fiduciary duties, Hynes is subject to appropriate relief under 29 U.S.C. §§ 1109(a) and 1132(a)(3).

John Does 1–10

124.   Defendants John Does 1–10 ("John Does 1–10") are natural persons, committees thereof, or legal entities whose identities are not known to Plaintiffs at this time.

125.   Plaintiffs believe that discovery in this action will show that John Does 1–10, during the relevant time, served as administrators or trustees of the Plans with discretionary authority to administer the Plans and their assets, including selection and oversight of investment options available under the Plans, hiring and monitoring of investment managers for the Plans, and overall operation of the Plans.

126.   By virtue of John Does 1–10's various powers and duties, John Does 1–10 are fiduciaries pursuant to 29 U.S.C. §§ 1002(21)(A) and 1102(a), and 29 C.F.R. § 2509.75-8 at D-3.

127.   John Does 1–10 exercised their powers and duties in New York, New York.

128.   For their breaches of their fiduciary duties, John Does 1–10 are subject to appropriate relief under 29 U.S.C. §§ 1109(a) and 1132(a)(3).

John Does 11–20

129.   Defendants John Does 11–20 ("John Does 11–20") are legal entities whose identities are not known to Plaintiffs at this time.

130.   Plaintiffs believe that discovery in this action will show that John Does 11–20 received fees and expenses collected from the Plans' imprudent retention of the MainStay S&P 500 Index Fund.

131.   John Does 11–20 at all times had actual and constructive knowledge that the fees and expenses they were receiving from the Plans' investment in the MainStay S&P 500 Index

Fund were a result of the Plans' fiduciaries' breaches of their fiduciary duties. John Does 11–20 are therefore subject to appropriate relief under 29 U.S.C. §§ 1109(a) and 1132(a)(3).

John Does 21–30

132.   Defendants John Does 21–30 ("John Does 21–30") are natural persons, committees thereof, or legal entities whose identities are not known to Plaintiffs at this time.

133.   The Plans' fiduciaries possess the authority to delegate their responsibilities to any other person or persons.

134.   During the relevant time, John Does 21–30 were delegated fiduciary functions or responsibilities by the Plans' fiduciaries, including discretionary authority to administer the Plans and their assets, selection and oversight of investment options available under the Plans, hiring and monitoring of investment managers for the Plans, and overall operation of the Plans.

135.   By virtue of John Does 21–30's various powers and duties, John Does 21–30 are also fiduciaries pursuant to 29 U.S.C. §§ 1002(21)(A) and 1105(c)(2).

136.   John Does 21–30 exercised their powers and duties in New York, New York.

137.   For their breaches of their fiduciary duties, John Does 21–30 are subject to appropriate relief under 29 U.S.C. §§ 1109(a) and 1132(a)(3).

138.   Hereinafter, NYLIC, the Agents Plan Board, the Employee Plan Board, Mauceri, Schub, Kim, Seter, Lawton, Oleske, Hynes, John Does 1–10, and John Does 21–30 may be referred to collectively as the "Fiduciary Defendants." NYLIC, NYLIM, NYLIMH, CCMH, CCM and John Does 11–20 may be referred to collectively as the "NYL Entities."

ERISA FIDUCIARY DUTIES

139.   ERISA imposes strict fiduciary duties of loyalty and prudence upon the Fiduciary Defendants. Section 1104(a)(1) states, in relevant part, that:

[A] fiduciary shall discharge his duties with respect to a plan solely in the interest of the participants and beneficiaries and—

(A) For the exclusive purpose of

(i) Providing benefits to participants and their beneficiaries; and

(ii) Defraying reasonable expenses of administering the plan;

(B) With the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of like character and with like aims.

140. "The fiduciary obligations of the [Fiduciary Defendants] to the participants and beneficiaries of an ERISA plan are those of trustees of an express trust—the highest known to the law." *LaScala v. Scrufari*, 479 F.3d 213, 219 (2d Cir. 2007) (quoting *Donovan*, 680 F.2d at 272 n.8).

DUTY OF LOYALTY

141. The duty of loyalty requires fiduciaries to act with an "eye single" to the interests of plan participants. *Pegram v. Herdrich*, 530 U.S. 211, 235 (2000). "Perhaps the most fundamental duty of a [fiduciary] is that he [or she] must display . . . complete loyalty to the interests of the beneficiary and must exclude all selfish interest and all consideration of the interests of third persons." *Id.* at 224 (quotation marks and citations omitted). Thus, "in deciding whether and to what extent to invest in a particular investment, a fiduciary must ordinarily consider *only* factors relating to the interests of plan participants and beneficiaries . . . . A decision to make an investment may not be influenced by [other] factors unless the investment, when judged *solely* on the basis of its economic value to the plan, would be equal or superior to alternative investments available to the plan." Dep't of Labor ERISA Adv. Op. 88-16A, 1988 WL 222716, at *3 (Dec. 19, 1988) (emphasis added); *accord In re Worldcom, Inc.*, 263 F. Supp. 2d 745, 758 (S.D.N.Y. 2003) ("An ERISA fiduciary must 'conduct a careful and

impartial investigation' of the merits and appropriate structure of a plan investment.") (quoting *Flanigan v. Gen. Elec. Co.*, 242 F.3d 78, 86 (2d Cir. 2001)). Corporate officers must "avoid placing themselves in a position where their acts [or interests] as officers or directors of the corporation will prevent their functioning with the complete loyalty to participants demanded of them as trustees of the pension plan." *Donovan*, 680 F.2d at 271.

DUTY OF PRUDENCE

142. ERISA also "imposes a 'prudent person' standard by which to measure fiduciaries' investment decisions and disposition of assets." *Fifth Third Bancorp v. Dudenhoeffer*, 134 S. Ct. 2459, 2467 (2014) (quotation omitted). In addition to a duty to select prudent investments, under ERISA a fiduciary "has a continuing duty to monitor [plan] investments and remove imprudent ones" that exists "separate and apart from the [fiduciary's] duty to exercise prudence in selecting investments." *Tibble v. Edison Int'l*, 135 S. Ct. 1823, 1828 (2015). If an investment is imprudent, the plan fiduciary "must dispose of it within a reasonable time." *Id.* (quotation omitted). Therefore, "a fiduciary cannot free himself from his duty to act as a prudent man simply by arguing that other funds . . . could theoretically, in combination, create a prudent portfolio." *In re Amer. Int'l Grp., Inc. ERISA Litigation II*, 2011 WL 1226459, at *4 (S.D.N.Y. Mar. 31, 2011) (quoting *DiFelice v. U.S. Airways, Inc.*, 497 F.3d 410, 418 n.3, 423–24 (4th Cir. 2007)).

143. Failing to closely monitor and subsequently minimize administrative expenses (by, for example, failing to survey the competitive landscape and failing to leverage the plan's size to reduce fees), constitutes a breach of fiduciary duty. *Tussey v. ABB, Inc.*, 746 F.3d 327, 336 (8th Cir. 2014). Similarly, selecting and retaining higher-cost investments because they benefit a party in interest constitutes a breach of fiduciary duties when similar or identical lower-

cost investments are available. *Braden v. Wal-Mart Stores*, 588 F.3d 585, 596 (8th Cir. 2009);

Tibble v. Edison Int'l, 729 F.3d 1110, 1137–39 (9th Cir. 2013), *rev'd on other grounds*, 135 S.

Ct. 1823 (2015); *see also Pension Ben. Guar. Corp.*, 712 F.3d at 719 (holding that an allegation

that a "superior alternative investment was readily apparent such that an adequate investigation

would have uncovered that alternative" states a claim for breach of the duty of prudence).

SOURCE AND CONSTRUCTION OF DUTIES

144.   The Supreme Court has noted that the legal construction of an ERISA fiduciary's

duties is "derived from the common law of trusts." *Tibble*, 135 S. Ct. at 1828. Therefore "[i]n

determining the contours of an ERISA fiduciary's duty, courts often must look to the law of

trusts." *Id.; accord LaScala*, 479 F.3d at 219 (explaining that the duty of prudence "is measured

according to the objective prudent person standard developed in the common law of trusts"). In

fact, the duty of prudence imposed under 29 U.S.C. § 1104(a)(1)(B) is a codification of the

common law prudent investor rule found in trust law. *Buccino v. Cont'l Assur. Co.*, 578 F. Supp.

1518, 1521 (S.D.N.Y. 1983).

145.   Pursuant to the prudent investor rule, fiduciaries are required to "incur only costs

that are reasonable in amount and appropriate to the investment responsibilities of the

trusteeship." Restatement (Third) of Trusts § 90(c)(3) (2007); *see also* Restatement § 90 cmt. b

("[C]ost-conscious management is fundamental to prudence in the investment function."). The

Introductory Note to the Restatement's chapter on trust investment further clarifies:

> [T]he duty to avoid unwarranted costs is given increased emphasis in the prudent
> investor rule. This is done to reflect the importance of market efficiency concepts
> and differences in the degrees of efficiency and inefficiency in various markets.
> In addition, this emphasis reflects the availability and continuing emergence of
> modern investment products, not only with significantly varied characteristics but
> also with similar products being offered with significantly differing costs. The
> duty to be cost conscious requires attention to such matters as the cumulation of
> fiduciary commissions with agent fees or the purchase and management charges
> associated with mutual funds and other pooled investment vehicles. In addition,

active management strategies involve investigation expenses and other transaction costs . . . that must be considered, realistically, in relation to the likelihood of increased return from such strategies.

Restatement (Third) of Trusts ch. 17, intro. note (2007) (emphasis added). Where markets are efficient, fiduciaries are encouraged to use low-cost index funds. *Id.* § 90 cmt. h(1).

CO-FIDUCIARY LIABILITY

146.   ERISA also imposes explicit co-fiduciary duties on plan fiduciaries. 29 U.S.C. § 1105(a) states, in pertinent part, that:

> In addition to any liability which he may have under any other provision of this part, a fiduciary with respect to a plan shall be liable for a breach of fiduciary responsibility of another fiduciary with respect to the same plan in the following circumstances:
>
> (1) If he participates knowingly in, or knowingly undertakes to conceal, an act or omission of such other fiduciary, knowing such act or omission is a breach; or
>
> (2) if, by his failure to comply with section 404(a)(1) in the administration of his specific responsibilities which give rise to his status as a fiduciary, he has enabled such other fiduciary to commit a breach; or
>
> (3) If he has knowledge of a breach by such other fiduciary, unless he makes reasonable efforts under the circumstances to remedy the breach.

**PRUDENT MANAGEMENT OF AN EMPLOYEE RETIREMENT PLAN**

147.   In a defined-contribution plan, fiduciaries are obligated to assemble a diversified menu of designated investment alternatives. 29 U.S.C. § 1104(a)(1)(C); 29 C.F.R. § 2550.404c-1(b)(1)(ii). A "designated investment alternative" is defined as "any investment alternative designated by the plan into which participants and beneficiaries may direct the investment of assets held in, or contributed to, their individual accounts." 29 C.F.R. § 2550.404a-5(h)(4).

148.   Each investment option within a defined-contribution plan is generally a pooled investment product—which includes mutual funds, collective investment trusts, and separate accounts. ICI Study at 7. Each pooled investment product generally offers investors exposure to a particular asset class or sub-asset class. Ian Ayres & Quinn Curtis, *Beyond Diversification:*

24

The Pervasive Problem of Excessive Fees and "Dominated Funds" in 401(k) Plans, 124 Yale L.J. 1476, 1485 (2015) (hereinafter "*Beyond Diversification*").

149.   The broad asset classes generally include fixed investments, bonds, stocks, and occasionally real estate. Money market funds, guaranteed investment contracts, and stable value funds are examples of fixed investments. Bonds are debt securities, which are generally categorized by the issuer/borrower (U.S. Government, foreign governments, municipalities, corporations), the duration of the debt (repayable anywhere between 1 day and 30 years), and the default risk associated with the particular borrower. Equity, or stock, investments, obtain ownership shares of companies in anticipation of income from corporate dividends or appreciation in the value of the company. Equity investments are generally defined by three characteristics: (1) where the investment managers invest geographically (i.e., whether they invest in domestic or international companies, or both); (2) the size of companies they invest in (generally categorized as small cap, mid cap, or large cap); and (3) their investment style, i.e. growth, value, or blend (growth funds invest in fast-growing companies, value funds look for more conservative or established stocks that are more likely to be undervalued, and blend funds invest in a mix of growth stocks, value stocks, and companies in between). Balanced funds are a type of mutual fund that invests in a mix of stocks and bonds. Target-date funds assemble a broad portfolio of investments from different asset classes at a risk level that declines over time as the targeted retirement date approaches.

150.   Every pooled investment product charges certain fees and expenses that are paid by deductions from the pool of assets in transactions that typically occur on a monthly or quarterly basis. For example, with respect to the MainStay S&P 500 Index Fund, NYLIM's fees and expenses were computed daily and paid monthly from the fund. From those fees and

25

expenses, NYLIM would then pay for subadvisor services from CCMH or CCM.

151.   Investment funds can be either passively or actively managed. Passive funds, popularly known as "index funds," seek to replicate the performance of a market index, such as the S&P 500 Index, by purchasing a portfolio of securities matching the composition of the index itself. James Kwak, *Improving Retirement Savings Options for Employees*, 15 U. Pa. J. Bus. L. 483, 493 (2013). By following this strategy, index funds produce returns that are very close to the market segment tracked by the index. *Id.* Index funds therefore offer predictability, diversified exposure to a particular asset or sub-asset class, and low expenses. *Id.*

MINIMIZATION OF PLAN EXPENSES

152.   At retirement, employees' benefits "are limited to the value of their own investment accounts, which is determined by the market performance of employee and employer contributions, less expenses." *Tibble*, 135 S. Ct. at 1826. Accordingly, poor investment performance and excessive fees can significantly impair the value of a participant's account. According to one study, the average working household with a defined contribution plan will lose $154,794 to fees and lost returns over a 40-year career. *See* http://money.cnn.com/2013/03/27/retirement/401k-fees/. Put another way, excess fees can force an individual to work an extra five to six years to make up for the excess fees that were paid. *Id.* Over time, even seemingly small differences in fees and performance can result in vast differences in the amount of savings available at retirement. *See, e.g.*, Stacy Schaus, *Defined Contribution Plan Sponsors Ask Retirees, "Why Don't You Stay?" Seven Questions for Plan Sponsors*, PIMCO (Nov. 2013), https://www.pimco.com/insights/investment-strategies/featured-solutions/defined-contribution-plan-sponsors-ask-retireeswhy-dont-you-stay-seven-questions-

for-plan-sponsors (explaining that "a reduction in [annual] fees from 100 bps[1] to 50 bps [within

a retirement plan] could extend by *several years* the potential of participants' 401(k)s to provide

retirement income") (emphasis added); U.S. Dep't of Labor, *A Look at 401(k) Plan Fees* 1–2

(Aug. 2013), *available at* http://www.dol.gov/ebsa/pdf/401kFeesEmployee.pdf (illustrating

impact of expenses with example in which 1% difference in fees and expenses over 35 years

reduces participant's account balance at retirement by 28%).

   153. There are two major categories of expenses within a defined contribution plan:

administrative expenses and investment management expenses. Investment Company Institute

& Deloitte Consulting LLP, Inside the Structure of Defined Contribution/401(k) Plan Fees, 2013,

at 17 (Aug. 2014), *available at* https://www.ici.org/pdf/rpt_14_dc_401k_fee_study.pdf

(hereinafter "ICI/Deloitte Study"). The administrative and investment functions are separated

within a defined contribution plan. Administrative services are performed by the plan's service

providers such as the recordkeeper, trustee, auditors, attorneys, or consultants. Recordkeeping is

generally the largest administrative expense. Because of this separation of services, the

investment products within a defined-contribution plan are not responsible for performing any

administrative services such as recordkeeping, investor education, or customer service. The only

service performed by the plan's investment products is managing the plan's investments.

Administrative expenses can be either paid by the plan sponsor or by the plan. Investment

management expenses are the fees charged by the investment manager, and participants

"typically pay these asset-based fees as an expense of the investment options in which they

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[1] The term "bps" is an abbreviation of the phrase "basis points." One basis point is equal to
.01%, or 1/100th of a percent. Thus, a fee level of 100 basis points translates into fees of 1% of
the amount invested. *See* Investopedia, Definition of 'Basis Point (BPS)',
http://www.investopedia.com/terms/b/basispoint.asp (last visited July 7, 2016).

invest." *Id.* On average, 82% of overall fees within a plan are investment expenses, while

administrative fees on average make up only 18% of total fees. *Id.*

154.   Fiduciaries exercising control over administration of the plan and the selection of

designated investment alternatives can minimize plan expenses by hiring low-cost service

providers and by selecting a menu of low-cost investment options.   This task is made

significantly easier the larger a plan gets.   Economies of scale generally result in lower

administrative expenses on a per-participant or percentage-of-assets basis. ICI/Deloitte Study at

7, 21. Larger plans also can lower investment management fees by selecting mutual funds only

available to institutional investors or by negotiating directly with the investment manager to

obtain a lower fee than is offered to mutual fund investors. *See* Consumer Reports, *How to

Grow Your Savings: Stop 401(k) Fees from Cheating You Out of Retirement Money* (Aug. 2013),

available   at   http://www.consumerreports.org/cro/magazine/2013/09/how-to-grow-your-

savings/index.htm (instructing employees of large corporations that "[y]our employer should be

able to use its size to negotiate significant discounts with mutual-fund companies"); U.S. Dep't

of Labor, *Study of 401(k) Plan Fees and Expenses*, at 17 (April 13, 1998), *available at*

https://www.dol.gov/ebsa/pdf/401kRept.pdf (reporting that by using separate accounts and

similar instruments, "[t]otal investment management expenses can commonly be reduced to one-

fourth of the expenses incurred through retail mutual funds"). Empirical evidence bears this out.

In 2012, total plan fees in the average defined contribution plan were 0.91%, but this varied

between an average of 1.27% in plans with $1 million to $10 million in assets, and an average of

only 0.33% for plans with over $1 billion in assets. ICI Study at 41.

155.   Given the significant variation in total plan costs attributable to plan size, the

reasonableness of administrative expenses and investment management expenses should be

28

determined by comparisons to other similarly-sized plans. *See* 29 U.S.C. § 1104(a)(1)(B) (requiring ERISA fiduciaries to discharge their duties in the manner "that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character") (emphasis added); *Tibble v. Edison Int'l*, 2010 WL 2757153, at *9, 15, 28 (C.D. Cal. July 8, 2010) (evaluating the propriety of particular fees and investment decisions in light of the size of the plan), *rev'd on other grounds*, 135 S. Ct. 1823 (2015); *Tussey v. ABB, Inc.*, 2007 WL 4289694, at *6, n.5 (W.D. Mo. Dec. 3, 2007) (determining that administrative and investment expenses were unreasonable through comparisons to similar plans because "[a]t most, reasonable compensation should mean compensation commensurate with that paid by similar plans for similar services to unaffiliated third parties") (quoting Nell Hennessy, *Follow the Money: ERISA Plan Investments in Mutual Funds and Insurance*, 38 J. Marshall L. Rev. 867, 877 (2005)).

MANAGEMENT OF PLAN INVESTMENT OPTIONS

156.   With respect to designing the menu of investment options, a substantial body of academic and financial industry literature provides two critical insights for fiduciaries to consider when selecting investments to be offered within a plan.

157.   The first critical insight is that fiduciaries must carefully tend to their duty of investment menu construction—selecting prudent investments, regularly reviewing plan options to ensure that investment choices remain prudent, and weeding out costly or poorly-performing investments.

158.   Plan participants often engage in "naive diversification," whereby they attempt to diversify their holdings simply by spreading their money evenly among the available funds. Jill E. Fisch & Tess Wilkinson-Ryan, *Why Do Retail Investors Make Costly Mistakes?*, 162 U. Pa. L. Rev. 605, 636–38 (2014) (hereinafter "*Costly Mistakes*"); Shlomo Benartzi & Richard H. Thaler,

Naive Diversification Strategies in Defined Constribution Plans, 91 Am. Econ. Rev. 79, 96 (2001).

159.   Additionally, once an initial investment allocation has been chosen, 401(k) participants are prone to inertia, failing to reassess their investment decisions even when presented with evidence suggesting that they should. John Ameriks & Stephen P. Zeldes, *How Do Household Portfolio Shares Vary with Age?*, at 31, 48, Columbia University Working Paper (Sept. 2004) (finding that among group of 16,000 randomly selected TIAA-CREF participants, in a ten-year period, 48 percent of participants made no changes at all to their account and 73 percent of participants made no change to the allocation of existing assets); Julie Agnew *et al.*, *Portfolio Choice and Trading in a Large 401(k) Plan*, 93 Amer. Econ. Rev. 193, 194 (Mar. 2003) (sampling of seven thousand 401(k) accounts showed that 87 percent of 401(k) account holders made no trades in the average year and that the average 401(k) investor makes one trade every 3.85 years).

160.   For all of these reasons, prudent fiduciaries will limit their investment menus to only those funds that represent sound long-term investments, and remove imprudent investments rather than trusting participants to move their money out of an imprudent investment.

161.   The second critical insight provided by academic and financial industry literature is that in evaluating prudent investments, the most important consideration is low fees. Numerous scholars have demonstrated that high expenses are not correlated with superior investment management. Indeed, funds with high fees on average perform worse than less expensive funds, even on a pre-fee basis. Javier Gil-Bazo & Pablo Ruiz-Verdu, *When Cheaper is Better: Fee Determination in the Market for Equity Mutual Funds*, 67 J. Econ. Behav. & Org. 871, 873 (2009) (hereinafter "*When Cheaper is Better*"); *see also* Fisch & Wilkinson-Ryan,

Costly Mistakes, at 1993 (summarizing numerous studies showing that "the most consistent predictor of a fund's return to investors is the fund's expense ratio").

> [T]he empirical evidence implies that superior management is not priced through higher expense ratios. On the contrary, it appears that the effect of expenses on after-expense performance (even after controlling for funds' observable characteristics) is more than one-to-one, which would imply that low-quality funds charge higher fees. Price and quality thus seem to be inversely related in the market for actively managed funds.

Gil-Bazo & Ruiz-Verdu, *When Cheaper is Better*, at 883.

DEFENDANTS' VIOLATIONS OF ERISA

PRIOR LITIGATION OVER IMPRUDENT AND DISLOYAL MANAGEMENT OF THE PLANS

162.   Fifteen years ago, Defendants NYLIC, the Agents Plan Board, and the Employee Plan Board were sued by participants of the Plans, and derivatively by the Plans, based on allegations of disloyal and imprudent management of the Plans. *See Mehling v. New York Life Ins. Co.*, 246 F.R.D. 467, 471 (E.D. Pa. 2007) ("According to Plaintiffs, the Board of Trustees was induced by NYL employees to invest assets of the Plans into NYL-owned mutual funds.")

163.   NYLIC, the Agents Plan Board, and the Employee Plan Board settled before trial. The settlement covered the period from January 1, 1994 to December 31, 2005 and required NYLIC to pay money to the Plans.[2]

---

[2] NYLIC, the Agents Plan Board, and the Employee Plan Board denied liability throughout the case and conditioned settlement on their ability to continue to deny any fault for their management of the Plans. In the Settlement Agreement, NYLIC, the Agents Plan Board, and the Employee Plan Board stated that they "denied and continue to deny each of the allegations of wrongdoing." In the Class Notice sent to members of the settlement class, NYLIC, the Agents Plan Board, and the Employee Plan Board "maintain[ed] that the Plans were managed prudently, that the selection of Plan investments was consistent with the standards established for fiduciaries, and that the Plans and participants in the Plans benefited from investment decisions made by the fiduciaries."

164.   Defendant Hynes represented the Agents Plan Board and the Employee Plan Board in the case and in the settlement.

165.   Through their representative Hynes, the Agents Plan Board, the Employee Plan Board, and their other constituent members had knowledge of the litigation and the settlement.

166.   Despite the prior litigation, the Fiduciary Defendants retained the imprudent MainStay S&P 500 Index Fund, and NYLIC continued to allow self-interested trustees to control the Plans' investment lineup.

ALTERNATIVES FROM COMPANIES SUCH AS VANGUARD AND STATE STREET WOULD HAVE CONSISTENTLY TRACKED THE S&P 500 INDEX AT SIGNIFICANTLY LOWER COSTS THAN THE MAINSTAY S&P 500 INDEX FUND

167.   Index funds are passive investment options which attempt to mimic the performance of a market index rather than make subjective determinations about the merits of particular stocks or bonds.

168.   A prudent investor seeking to invest in a fund that mimics a particular index or market will therefore select whichever fund tracks that particular market or index at the lowest cost. *See* Gail Marks-Jarvis, *Step-by-Step Guidance on Shopping for Index Funds*, CHICAGO TRIBUNE (Aug. 16, 2015), *available at* http://www.chicagotribune.com/business/yourmoney/ct-marksjarvis-0816-biz-20150814-column.html; Jim Mitchell, *Investors Should Choose Index Funds with the Lowest Fees*, TheStreet (Mar. 10, 2015), http://www.thestreet.com/story/13072023/3/investors-should-choose-index-funds-with-the-lowest-fees.html (last visited July 7, 2016).

169.   The MainStay S&P 500 Index Fund attempts to mimic the performance of the Standard & Poor's 500 Index, known as the S&P 500. Index funds designed to track the S&P 500 are popular among large retirement plans for the predictability offered to participants saving

for their future over a few years or an entire career, and the low fees and expenses compared to actively managed funds or other investment vehicles.

170.   During the relevant time, the MainStay S&P 500 Index Fund was not competitive in the marketplace for large defined contribution plans investing in index funds given its high expenses. As of July 2010, the MainStay S&P 500 Index Fund[3] charged investors annual expenses of 0.35%, and this remained the expense ratio through 2015.

171.   The Vanguard Institutional Index Fund[4] is also designed to mimic the performance of the S&P 500. As of July 2010 it was an established fund that consistently met its investment objectives while taking little from investors by way of fees and expenses, and was a competitive offering for large institutional investors given the fund's low costs. From July 2010 to 2015, annual expenses in the Vanguard Institutional Index Fund were just 0.02% of assets invested. The MainStay S&P 500 Index Fund was therefore *seventeen times more expensive* than the comparable Vanguard fund.

172.   As of July of 2010, historical returns confirmed that, among these index funds with the same mix of investments, the lowest cost fund was the prudent choice. Over the preceding fifteen years, the funds performed as expected given the level of fees charged by each fund, with the Vanguard Institutional Index Fund earning a 6.32% average annual return for investors and the MainStay S&P® 500 Index Fund earning an average of 6.02% per year.

173.   The performance of the MainStay S&P 500 Index Fund and the Vanguard Institutional Index Fund from 2010 to 2015 was exactly what one would expect (and what the academic literature would predict, *see supra* paragraph 161) given the cost differential between

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[3] Ticker symbol MSPIX
[4] Ticker symbol VIIIX

the two funds—the Vanguard fund generally outperformed the MainStay fund by an amount equal to or greater than the cost differential between the two funds.

Annual Performance and Fees of Mainstay & Vanguard S&P 500 Index Funds (2010-2015)

	2010	2011	2012	2013	2014	2015	Avg. Return for 2010-15
Mainstay S&P 500 Index Fund (MSPIX)	14.63% (35 bps)	1.82% (35 bps)	15.64% (35 bps)	31.93% (35 bps)	13.28% (35 bps)	1.07% (35 bps)	12.61%
Vanguard Institutional Index (VIIIX)	15.07% (2 bps)	2.12% (2 bps)	16.00% (2 bps)	32.37% (2 bps)	13.68% (2 bps)	1.39% (2 bps)	12.98%
S&P 500 Index	15.06%	2.11%	16.00%	32.39%	13.69%	1.38%	12.98%

174.   Other factors also supported removing the Mainstay S&P 500 Index Fund and replacing it with the Vanguard Institutional Index Fund.   Vanguard had significantly more experience with indexing and a superior reputation. The Vanguard fund also had lower tracking error rates.

175.   Even if the Fiduciary Defendants had opted not to replace the MainStay S&P 500 Index Fund with the Vanguard Institutional Index Fund, there were numerous other investment options available in the marketplace that would have mimicked the performance of the S&P 500 with significantly lower costs than the MainStay S&P 500 Index Fund. For example, State Street offered a collective trust product to large defined contribution plans that mimicked the S&P 500 Index. Based on the amount of assets in the Plans invested in the MainStay S&P 500 Index Fund, the Plans would have been charged between 0.01% and 0.04% by State Street, many times less than amount the Plans were paying for the MainStay fund.

176.   The imprudence of the conduct by the Fiduciary Defendants is demonstrated by the conduct of other prudent fiduciaries. By the end of 2014, among billion dollar retirements

plans, the Plans were the ***only*** retirement plans that maintained investments in the MainStay S&P

500 Index Fund. In contrast, more than 250 plans with a billion dollars in assets or more —

approximately one-third of all billion dollar plans then in existence—maintained investments in

the Vanguard Institutional Index Fund. Also, as of the end of 2014, more than 70 billion-dollar

plans were invested in State Street's S&P 500 collective trust product.

THE FIDUCIARY DEFENDANTS RETAINED THE MAINSTAY S&P 500 INDEX FUND AS A DESIGNATED INVESTMENT ALTERNATIVE FOR THE PLANS BETWEEN 2010 AND 2016 BASED ON SELF-INTEREST AND AGAINST THE BEST INTEREST OF THE PLANS

177. Despite the substantially higher cost for the same product, the Fiduciary

Defendants retained the MainStay S&P 500 Index Fund as a designated investment alternative

for the Plans to the exclusion of the Vanguard Institutional Index Fund until June 15, 2016,

when, in response to Plaintiffs' investigation, it was announced that the Plans would belatedly

be switched out of the MainStay S&P 500 Index Fund into the Vanguard Institutional Index

Fund effective July 19, 2016.

178. In aggregate, the Plans had over $100 million invested in the MainStay S&P 500

Index Fund at the end of each year between 2010 and 2012, over $200 million at the end of

2013, and over $300 million at the end of 2014. Based on the assets invested, the Plans

overpaid for the MainStay S&P 500 Index Fund by $2.97 million between 2010 and 2014[5]

compared to Vanguard Institutional Index Fund.

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[5] NYLIC has not yet filed a Form 5500 for 2015, and therefore data regarding the amount of assets held in the MainStay S&P 500 Fund as of the end of 2015 has not yet been made publicly available.

Year	Assets Invested (Plans Aggregate)	Vanguard Cost (2 bps)	MainStay Cost (35 bps)
2010	$112,664,000	$22,533	$394,324
2011	$111,628,000	$22,326	$390,698
2012	$137,678,000	$27,536	$481,873
2013	$233,154,000	$46,631	$816,039
2014	$305,313,000	$61,063	$1,068,596
2010-2014	N/A	$180,087	$3,151,530

179. By retaining the MainStay S&P 500 Index Fund as the Plans' designated investment alternative designed to mimic the S&P 500 to the exclusion of prudent alternative funds tracking the same index at dramatically lower cost, the Fiduciary Defendants caused millions of dollars of damage to the Plans through excessive fees and loss of value and investment opportunity.

180. A reasonable fiduciary of the Plans would not have paid more than seventeen times the price for the same product. The hemorrhage was readily apparent to other institutional investors with fiduciary obligations to large retirement plans, who uniformly looked elsewhere for investment options for their participants that would mimic the performance of the S&P 500. A prudent and loyal fiduciary of the Plans would have reached the same conclusion as these other large plan fiduciaries by comparing costs and confirming index tacking performance, and would have acted promptly to divest the Plans' assets from the MainStay S&P 500 Index Fund.

181. The Fiduciary Defendants did not act reasonably, prudently, or loyally between July 2010 and 2016.

182. During this time, members of the Agents Plan Board and Employee Plan Board with direct authority from NYLIC and Mauceri to select and oversee the Plans' investment options occupied executive management positions with NYLIM, NYLIMH, and CCMH.

183.   As investment managers and advisors to the MainStay S&P 500 Index Fund (or entities with direct ownership and control of these managers and advisors), NYLIM, NYLIMH, CCM, and CCMH stood to gain from retention of the substantial assets of the Plans in the MainStay S&P 500 Index Fund between July 2010 and 2016.   The value of assets under management is directly tied to regular compensation for investment management and advisory firms, as well as to evaluation and compensation of their individual executives.

184.   Through its ultimate ownership and control of the other NYL Entities, NYLIC was also conflicted. Further, Mauceri, Schub, Kim, Lawton, Seter, Oleske, Hynes, and one or more of John Does 1–10 were NYLIC employees who were similarly conflicted and self-interested in keeping the Plans' S&P 500 index fund option in-house to the exclusion of prudent alternatives.

185.   NYLIC and the other Fiduciary Defendants had knowledge of specific actions by the Agents Plan Board and the Employee Plan Board and their constituent trustee-members that caused harm the Plans, along with the processes used by the trustees to select and oversee the Plans' designated investment alternatives.   Despite this knowledge, NYLIC did not make changes to the Agents Plan Board or the Employee Plan Board to cause the Plans to be managed in compliance with ERISA.

186.   Throughout the relevant time, the Fiduciary Defendants failed to faithfully and reasonably discharge their duties, and failed to cause the imprudent MainStay S&P 500 Index Fund to be removed as a designated investment alternative for the Plans. The Fiduciary Defendants failed to monitor delegated fiduciaries, failed to intervene to stop co-fiduciaries from continuing their imprudent and disloyal process, and abdicated direct responsibility for investigating prudent investments and promptly acting on knowledge of imprudence.

IMPROPER RECEIPT OF FEES AND EXPENSES FROM PLANS

187.   The excessive fees and expenses deducted from the Plans' imprudent investment in the MainStay S&P 500 Index Fund were collected and received by insiders—the NYL Entities.

188.   Based on their knowledge of fiduciary breaches obtained through their employees and managers serving as fiduciaries of the Plans with direct knowledge of and oversight responsibility for the Plans' investments, the NYL Entities improperly and unjustly benefited from the excessive fees and expenses paid by the Plans for investment in the MainStay S&P 500 Index Fund.

189.   Pursuant to 29 U.S.C. § 1132(a)(3), these Defendants are subject to disgorgement of all fees and expenses unjustly received from the Plans' investment in the MainStay S&P 500 Index Fund.

PLAINTIFFS LACKED KNOWLEDGE OF DEFENDANTS' CONDUCT AND PRUDENT ALTERNATIVES

190.   For their parts, Plaintiffs did not have knowledge of all material facts necessary to understand that Defendants breached their fiduciary duties or engaged in other unlawful conduct in violation of ERISA until shortly before this suit was filed. Principally, Plaintiffs did not have knowledge of the cost of other available index funds designed to track the S&P 500 or the relative non-competitiveness of the Plans' selection of the MainStay S&P 500 Index Fund. Further, Plaintiffs did not and do not have actual knowledge of the specifics of Defendants' decision-making processes with respect to the Plans, including Defendants' processes for monitoring and removing the Plans' investments, because this information is solely within the possession of Defendants prior to discovery. For purposes of this Complaint, Plaintiffs have drawn reasonable inferences regarding these processes based upon the facts set forth above.

CLASS ACTION ALLEGATIONS

191.   Section 1132(a)(2) of ERISA authorizes any participant or beneficiary of the Plans to bring an action individually on behalf of the Plans to recover for the Plans the remedies provided by 29 U.S.C. § 1109(a). Plaintiffs seek certification of this action as a class action pursuant to this statutory provision and Fed. R. Civ. P. 23.

192.   Plaintiffs assert their claims against Defendants on behalf of a class of participants and beneficiaries of the Plans defined as follows:[6]

> All participants and beneficiaries of the Agents Plans or the Employee Plan invested in the MainStay S&P 500 Index Fund at any time on or after July 18, 2010, excluding Defendants, any of their directors, and any officers or employees of Defendants with responsibility for the Plans' investment or administrative functions.

193.   Numerosity: The Class is so numerous that joinder of all Class members is impracticable. The Plans had approximately 20,000 to 25,000 participants with account balances during the applicable period, and, by the end of 2014, just under ten percent of the Plans' assets were invested in the MainStay S&P 500 Index Fund. Based on the amount of assets invested in the MainStay S&P 500 Index Fund, a sufficiently high number of the 20,000 to 25,000 participants are likely included in the Class to make individual treatment of all claims impracticable.

194.   Typicality: Plaintiffs' claims are typical of the Class members' claims. Like other Class members, Plaintiffs participated in the Plans and have suffered injuries as a result of the above-referenced mismanagement of the Plans. Defendants treated Plaintiffs consistently

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[6] Plaintiffs reserve the right to propose other or additional classes or subclasses in their motion for class certification or subsequent pleadings in this action.

with other Class members with regard to the Plans. Defendants' retention of the MainStay S&P 500 Index Fund caused the same harm to all members of the Class.

195.   Adequacy: Plaintiffs will fairly and adequately protect the interests of the Class. Plaintiffs' interests are aligned with the Class that they seek to represent, and they have retained counsel experienced in complex class action litigation. Plaintiffs do not have any conflicts of interest with any Class members that would impair or impede their ability to represent such Class members.

196.   Commonality: Common questions of law and fact exist as to all Class members, and predominate over any questions solely affecting individual Class members, including but not limited to:

a. Whether NYLIC, the Agents Plan Board, the Employee Plan Board, Mauceri, Schub, Kim, Seter, Lawton, Oleske, Hynes, and John Does 1–10 are fiduciaries of the Plans;

b. Whether the Plans' fiduciaries breached their fiduciary duties by engaging in the conduct described herein;

c. Whether the Plans' fiduciaries are additionally or alternatively liable, as co-fiduciaries, for the unlawful conduct described herein pursuant to 29 U.S.C. § 1105;

d. Whether NYLIC, Mauceri, and one or more John Does 1–10 breached their duty to monitor other fiduciaries to ensure the Plans were being managed in compliance with ERISA; and

e. Whether Defendants NYLIC, NYLIM, NYLIMH, CCMH, CCM, and one or more of John Does 11–20 are liable under 29 U.S.C. § 1132(a)(3) to disgorge the revenues they earned as a result of the fiduciary breaches that occurred; and

f. The proper measure of monetary relief.

197.   Class certification is appropriate under Fed. R. Civ. P. 23(b)(1)(A) because prosecuting separate actions against Defendants would create a risk of inconsistent or varying

adjudications with respect to individual Class members that would establish incompatible standards of conduct for Defendants.

198.   Class certification is also appropriate under Fed. R. Civ. P. 23(b)(1)(B) because adjudications with respect to individual Class members, as a practical matter, would be dispositive of the interests of other persons not parties to the individual adjudications or would substantially impair or impede their ability to protect their interests. Any award of equitable relief by the Court would be dispositive of non-party participants' interests. The accounting and restoration of the property of the Plans that would be required under 29 U.S.C. §§ 1109 and 1132 would be similarly dispositive of the interests of other of the Plans' participants.

199.   Class certification is also appropriate under Fed. R. Civ. P. 23(b)(3) because questions of law and fact common to the Class predominate over any questions affecting only individual Class members, and because a class action is superior to other available methods for the fair and efficient adjudication of this litigation. Defendants' conduct as described in this Complaint applied uniformly to all members of the Class. Class members do not have an interest in pursuing separate actions against Defendants, as the amount of each Class member's individual claims is relatively small compared to the expense and burden of individual prosecution, and Plaintiffs are unaware of any similar claims brought against Defendants by any Class members on an individual basis. Class certification also will obviate the need for unduly duplicative litigation that might result in inconsistent judgments concerning Defendants' practices. Moreover, management of this action as a class action will not present any likely difficulties. In the interests of justice and judicial efficiency, it would be desirable to concentrate the litigation of all Class members' claims in a single forum.

COUNT I
Breach of Duties of Loyalty and Prudence
29 U.S.C. § 1104(a)(1)(A)–(B)

200.   NYLIC, the Agents Plan Board, the Employee Plan Board, Mauceri, Schub, Kim, Seter, Lawton, Oleske, Hynes, and John Does 1–10 are fiduciaries of the Plans under 29 U.S.C. §§ 1002(21) and/or 1102(a)(1).

201.   Section 1104 of ERISA imposes fiduciary duties of prudence and loyalty upon the Fiduciary Defendants in their administration of the Plans and in their selection and monitoring of the Plans' investments.

202.   The scope of the fiduciary duties and responsibilities of the Fiduciary Defendants includes managing the assets of the Plans for the sole and exclusive benefit of the Plans' participants and beneficiaries, defraying reasonable expenses of administering the Plans, and acting with the care, skill, diligence, and prudence required by ERISA. Further, the Fiduciary Defendants were directly responsible for ensuring that the Plans' fees were reasonable, selecting and retaining prudent investment options, evaluating and monitoring the Plans' investments on an ongoing basis and eliminating imprudent ones, and taking all necessary steps to ensure that the Plans' assets were invested prudently.   This duty is "a continuing duty to monitor investments and remove imprudent ones[.]" *Tibble*, 135 S. Ct. at 1829.

203.   As described throughout the Complaint, the Fiduciary Defendants failed to monitor the Plans' investments to ensure that each of the Plans' investments remained prudent, and failed to remove those investments that were no longer prudent. Specifically, the Fiduciary Defendants retained the proprietary MainStay S&P 500 Index Fund despite the availability of identical investments from readily apparent alternatives that would have cost the Plan seventeen times less in fees. A prudent fiduciary in possession of this information would have removed the MainStay S&P 500 Index Fund as the Plans' S&P 500 index-tracking option.

204.   Each of the above-mentioned imprudent actions and omissions illustrate the Fiduciary Defendants' failures to monitor the Plans and make investment decisions based solely on the merits of each investment and the best interest of the Plans and their participants. The Fiduciary Defendants' conduct and decisions were influenced by their desire to drive revenues and profits to the NYL Entities. Through these actions and omissions, the Fiduciary Defendants failed to discharge their duties with respect to the Plans solely in the interest of the participants and beneficiaries of the Plans, and for the exclusive purpose of providing benefits to participants and their beneficiaries and defraying reasonable expenses of administering the Plans, in violation of their fiduciary duty of loyalty under 29 U.S.C. § 1104(a)(1)(A).

205.   Through the actions and omissions described in paragraph 203 and throughout this Complaint, the Fiduciary Defendants also failed to discharge their duties with respect to the Plans with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would have used in the conduct of an enterprise of like character and with like aims, thereby breaching their duties under 29 U.S.C. § 1104(a)(1)(B).

206.   Each of the Fiduciary Defendants is personally liable, and all are jointly and severally liable, under 29 U.S.C. §§ 1109(a), 1132(a)(2), and (a)(3), to make good to the Plans the losses resulting from the aforementioned breaches, to restore to the Plans any profits the Fiduciary Defendants made through the use of the Plans' assets, and to restore to the Plans any profits resulting from the breaches of fiduciary duties alleged in this Count.

207.   The Fiduciary Defendants knowingly participated in each fiduciary breach of the other Defendants, knowing that such acts were a breach, and enabled the other Defendants to commit fiduciary breaches by failing to lawfully discharge their own duties. The Fiduciary

Defendants knew of the fiduciary breaches of the other Defendants and failed to make any reasonable and timely effort under the circumstances to remedy the breaches. Accordingly, each Fiduciary Defendant is also liable for the losses caused by the breaches of its co-fiduciaries under 29 U.S.C. § 1105(a).

COUNT II
Failure to Monitor Fiduciaries

208. As alleged throughout the Complaint, NYLIC, Mauceri, and John Does 1–10 are fiduciaries of the Plans.

209. NYLIC, Mauceri, and one or more John Does 1–10 had overall oversight responsibility for the Plans and control over the Plans' investment options through their authority to limit or remove the other Fiduciary Defendants. NYLIC additionally had such oversight and removal authority over Mauceri and John Does 1–10. NYLIC, Mauceri, and John Does 1–10 therefore had a fiduciary responsibility to monitor the performance of the fiduciaries operating under them.

210. Pursuant to their overall oversight responsibility and control of the Plans, NYLIC, Mauceri, and one or more John Does 1–10 were responsible for establishing and administering rules and procedures with respect to all matters arising under the Plans, including the conduct of the Agents Plan Board and the Employee Plan Board and their constituent members in selecting overseeing, and retaining investment options available under the Plans. These Defendants were further responsible for monitoring the performance of all NYLIC employees who performed functions for the Plans.

211. A monitoring fiduciary must ensure that the monitored fiduciaries are performing their fiduciary obligations, including those with respect to the investment and monitoring of plan

assets, and must take prompt and effective action to protect the plan and participants when the monitored fiduciaries fail to perform their fiduciary obligations in accordance with ERISA.

212.   To the extent NYLIC or Mauceri delegated fiduciary monitoring responsibilities to John Does 1–10 or other Fiduciary Defendants named herein, each Defendant's monitoring duty included an obligation to ensure that any delegated tasks were performed prudently and loyally.

213.   Defendants NYLIC, Mauceri, and one or more John Does 1–10 breached their fiduciary monitoring duties by, among other things:

a) failing to monitor and evaluate the performance of other Fiduciary Defendants or have a system in place for doing so, standing idly by as the Plans suffered losses as a result of other Defendants' election to continue to pay fees that were seventeen times higher than what the Plan could have paid for an identical investment product readily available elsewhere;

b) failing to monitor the processes by which the Plans' investments were evaluated, which would have alerted a prudent fiduciary to the preferential treatment the Fiduciary Defendants gave to the MainStay S&P 500 Index Fund out of self-interest, and not based on the best interest of the Plans' participants; and

c) failing to remove fiduciaries whose performance was inadequate in that they continued to maintain the costly and self-serving investment in the MainStay S&P 500 Index Fund, all to the real and substantial detriment of the Plans and the Plans' participants' retirement savings.

214.   As a consequence of the foregoing breaches of the duty to monitor, the Plans suffered millions of dollars in losses due to excessive fees and loss of value and investment opportunity.

215.   Pursuant to 29 U.S.C. § 1109(a), 1132(a)(2), and 1132(a)(3), Defendants NYLIC, Mauceri, and one or more of John Does 1–10 are liable to restore to the Plans all losses suffered as a result of the fiduciary breaches that resulted from their failure to properly monitor the Plans' fiduciaries.

COUNT III
Equitable Restitution of Ill-Gotten Proceeds
29 U.S.C. § 1132(a)(3)

216.   Under 29 U.S.C. § 1132(a)(3), a court may award "other appropriate equitable relief" to redress "any act or practice" that violates ERISA. A defendant may be held liable under that section regardless of whether it is a fiduciary. A non-fiduciary transferee of ill-gotten assets of the Plans is subject to equitable disgorgement of those assets if the non-fiduciary had actual or constructive knowledge of circumstances that rendered the transaction or payment a violation of ERISA.

217.   The NYL Entities profited from the Plans' investments in the MainStay S&P 500 Index Fund.

218.   All payments to the NYL Entities from or in connection with the Plans' assets are in the current possession of one or more of these Defendants, and are traceable to specific transactions that occurred on specific dates, i.e. deduction of fees and expenses from the Plans' investments in the MainStay S&P 500 Index Fund at regular intervals by NYLIM.

219.   Pursuant to 29 U.S.C. § 1132(a)(3), the NYL Entities should be required to disgorge all monies received during the relevant time as a result of the Plans' investments in the

MainStay S&P 500 Index Fund. The retention of this investment option was imprudent and violated ERISA based on the facts set forth in this Complaint and other facts that will be elicited through discovery. Through their employees with access to or direct responsibility for the Plans' investment lineup and the conduct of the Fiduciary Defendants, these Defendants had actual or constructive knowledge of circumstances rendering investment in the MainStay S&P 500 Index Fund (and retention of the payments received thereby) unlawful.

220.   The NYL Entities knew that investment of the Plans' assets was subject to certain fiduciary duties under ERISA. As affiliated enterprises in the NYLIC family, these Defendants had knowledge of the self-interest that sustained the Plans' investment in the MainStay S&P 500 Index Fund, as well as knowledge of the fiduciary statuses of each of the Fiduciary Defendants.

221.   As part of an interconnected operation, the NYL Entities had knowledge of the process for selecting and monitoring the investments in the Plans and knew that this process was designed to enrich themselves at the expense of Plans' participants. Further, as investment managers and advisors for the MainStay S&P 500 Index Fund, NYLIM, NYLIMH, CCMH, and CCM knew that the cost of the MainStay S&P 500 Index Fund made it imprudent for large plans, and that no other similarly-sized plan included the MainStay S&P 500 Index Fund as an investment option.

222.   Based on these facts and other facts within their knowledge, the NYL Entities were aware that the Fiduciary Defendants were breaching their fiduciary duties by retaining the MainStay S&P 500 Index Fund as a designated investment alternative within the Plans, and they likewise knew that the payments received by them in connection with Plans' investments in the MainStay S&P 500 Index Fund were improper.

223.   Given their knowledge of these fiduciary breaches, these Defendants had actual or constructive knowledge that the monies they were receiving from or in connection with Plans' assets were received as a result of the Plans' fiduciaries' breaches of their duties of loyalty and prudence.

224.   To the extent that any ill-gotten revenues and profits of the NYL Entities are not disgorged under the relief provisions of 29 U.S.C. § 1109(a), the Court should order appropriate equitable relief under 29 U.S.C. § 1132(a)(3) to restore these monies to the Plans.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs, individually and as representatives of the Class defined herein, and on behalf of the Agents Plan and the Employee Plan, pray for relief as follows:

A.   A determination that this action may proceed as a class action under Rule 23(b)(1), or in the alternative Rule 23(b)(3), of the Federal Rules of Civil Procedure;

B.   Designation of Plaintiffs as Class Representatives and designation of Plaintiffs' counsel as Class Counsel;

C.   A declaration that the Fiduciary Defendants breached their fiduciary duties under ERISA;

D.   An order compelling the Fiduciary Defendants to personally make good to the Plans all losses that the Plans incurred as a result of the breaches of fiduciary duties described above, and to restore the Plans to the positions they would have been in but for this unlawful conduct;

E.   An order requiring the NYL Entities to disgorge all revenues received from, or in respect of, the Plan;

F.   An order granting equitable restitution and other appropriate equitable monetary relief against Defendants including, but not limited to, imposition of a constructive trust on all the Plans' assets transferred to Defendants as a result of Defendants' unlawful conduct in violation of ERISA or a surcharge against Defendants to prevent their unjust enrichment resulting from Defendants' violations of ERISA;

G.   An award of pre-judgment interest;

H.   An award of attorneys' fees and costs pursuant to 29 U.S.C. § 1132(g) and/or the common fund doctrine;

I.   An award of such other and further relief as the Court deems equitable and just.

Dated: July 18, 2016   **NICHOLS KASTER, PLLP**

/s/ *Michele R. Fisher*
Michele R. Fisher, NY Bar Code # MF4600
Kai H. Richter, MN Bar No. 0296545*
Carl F. Engstrom, MN Bar No. 0396298*
Brandon T. McDonough, MN Bar No. 0393259*
**pro hac vice* applications forthcoming
4600 IDS Center
80 S 8th Street
Minneapolis, MN 55402
Telephone: 612-256-3200
Facsimile: 612-338-4878
fisher@nka.com
krichter@nka.com
cengstrom@nka.com
bmcdonough@nka.com

ATTORNEYS FOR PLAINTIFFS